Exhibit 4.6

HANGER, INC.

Performance Share Unit and Restricted Stock Unit Agreement

THIS AGREEMENT (this “Agreement”) is made by and between HANGER, INC., a Delaware corporation (the “Company”), and                  (the “Employee”) this          day of              (the “Grant Date”).

W I T N E S S E T H:

WHEREAS, the Company desires to award to the Employee restricted stock units relating to the Company’s common stock, par value $.01 per share (the “Common Stock”) and performance share units representing the potential to earn additional shares of Common Stock based on the achievement of certain performance criteria, under the Company’s 2019 Omnibus Incentive Plan (the “Plan”) in consideration for the Employee’s service to the Company and its Affiliates.

NOW, THEREFORE, the parties hereto, intending to be legally bound, do agree as follows:

1.             Awards.

(a)           Awards of Time-Vesting Restricted Stock Units.  Subject to the terms and conditions of this Agreement and the Plan, the Employee is granted restricted stock units relating to              shares of Common Stock (hereinafter such units are referred to as the “Time-Vesting Restricted Stock Units”).

(b)           Performance Share Units.  Subject to the terms and conditions of this Agreement and the Plan, the Employee is granted Performance Share Units relating to          shares of Common Stock with the following terms and conditions as of the Grant Date:

•	Performance Period:	[ ]
•	Performance Measure:	[ ]
•	Performance Goal:

You will be eligible to earn Performance Share Units (“Earned Performance Share Units”) based on the following achievement of the Performance Measure (with the percentage of shares earned calculated on a straight-line basis for results between the Threshold and Target, and between Target and Maximum results).  Achievement of the Performance Goal and the number of Earned Performance Share Units shall be determined by the Committee.

	Result*	Percent of Performance Share Units Earned*
Threshold		25%
Target		100%
Maximum		150%

*Performance results are determined to two decimal points.  The number of Performance Shares Units earned will be rounded up to the nearest whole share.

After the Performance Period is complete, the Earned Performance Share Units will continue to be subject to the same vesting requirements and other terms and conditions as the Time-Vesting Restricted Stock Units.  Hereafter, any reference to Restricted Stock Units will include any Earned Performance Share Units as well as the Time-Vesting Restricted Stock Units.

2.             Restricted Stock Units Non-Assignable and Non-Transferable.  Each Restricted Stock Unit and all rights under this Agreement shall be non-assignable and non-transferable other than by will or the laws of descent and distribution in accordance with the Plan and may not be sold, pledged, hypothecated, assigned or transferred, except only as to such shares of Common Stock, if any, which have been issued in settlement of the Restricted Stock Units upon vesting pursuant to the terms of the Plan and this Agreement.  The foregoing prohibition against transfer or assignment, together with the obligation to forfeit the Restricted Stock Units upon (i) termination of service with the Company and/or its Affiliates as set forth in Section 3 of this Agreement and/or (ii) a breach by Employee of the confidentiality provisions as set forth in Section 9 of this Agreement, are herein collectively referred to as the “Forfeiture Restrictions.”  The Forfeiture Restrictions shall be binding upon and enforceable against any transferee of the Restricted Stock Units.

3.             Termination of Employment.

(a)           Performance Share Units.  If, prior to the end of the Performance Period, the Company or its Affiliate terminates the Employee’s employment or service without Cause (as defined in the Plan), or if the Employee’s employment or service terminates due to death or as a result of the Employee becoming totally and permanently disabled (within the meaning of Code Section 409A), then the Performance Share Units will immediately vest in full, calculated as if target performance had been met, and any Performance Shares Units eligible to be earned if above-target performance was met shall be forfeited.   If the Employee’s employment terminates for any other reason prior to the end of the Performance Period, then all of the Performance Share Units will be forfeited.  If termination occurs following the end of the Performance Period, the provisions of subsection (b) shall apply.

(b)           Restricted Stock Units.  In the event the Employee, while employed with the Company or its Affiliates, becomes totally and permanently disabled (within the meaning of Code Section 409A) or dies, each of the then unvested Restricted Stock Units will immediately vest in full as of the date of such total and permanent disability or death.  In the event of the Employee’s termination of employment with the Company or its Affiliates for Cause (as defined in the Plan) or in the event of termination of employment by the Employee, any then unvested Restricted Stock Units shall be forfeited and cancelled as of the date of such termination of employment.  In the event of the Employee’s termination of employment with the Company or its Affiliates other than by reason of total and permanent disability or death, termination for Cause, or termination of employment by the Employee, any then unvested Restricted Stock Units shall be forfeited and cancelled as of the date that is ninety (90) days after the date of such termination of employment unless such unvested Restricted Stock Units vest on or before that date which is ninety (90) days after such termination of employment.  Notwithstanding the foregoing, in the event of the Employee’s termination of employment following a change of control, Section 17(c) of the Plan applies.  Notwithstanding the foregoing, if the Employee has in effect an employment agreement that requires that the Restricted Stock Units be treated differently than as described herein upon a specific type of termination, then the terms of the Employee’s employment agreement shall apply in lieu of the provisions hereof.

4.             Vesting of Restricted Stock Units.  Subject to Section 3, the Restricted Stock Units are subject to vesting at the rate of twenty-five percent (25%) of the total number of Restricted Stock Units subject to this Agreement on each of the first four anniversaries of the Grant Date, provided that the Employee has been continuously employed by the Company and/or its Affiliates from the Grant Date through each such anniversary of the Grant Date.

5.           Issuance of Shares.  As soon as practicable (but not more than thirty (30) days) after Restricted Stock Units vest under this Agreement (subject to any six-month delay to the extent required to comply with the provisions of Code Section 409A applicable to specified employees), the Company shall issue a number of shares of Common Stock to the Employee equal to the number of Restricted Stock Units that have vested.  The Company shall issue a certificate or certificates evidencing such shares of Common Stock in the name of the Employee or shall make an appropriate book entry.

6.             Limitation of Rights.

(a)  No Right to Continue as an Employee.  Neither the Plan nor the grant of the Restricted Stock Units shall constitute or be evidence of any agreement or understanding, express or implied, that the Employee has a right to continue as an employee of the Company or any of its Affiliates for any period of time, or at any particular rate of compensation.

(b)  No Stockholder’s Rights as to Restricted Stock Units.  The Employee shall have no rights as a stockholder with respect to the shares of Common Stock subject to Restricted Stock Units granted hereunder until the date such shares are issued to the Employee, and no adjustment will be made for any dividends or other rights for which the record date is prior to the date of the vesting of the Restricted Stock Units.  After Restricted Stock Units have vested, the Employee will be entitled to receive shares of Common Stock subject to the Restricted Stock Units that have vested and shall be entitled to receive a payment equal to any dividends or other rights for which the record date is on or after the vesting of the Restricted Stock Units.

(c)  Restrictions on Sales of Shares.  By accepting the grant of the Restricted Stock Units, the Employee agrees not to sell any shares of Common Stock acquired in connection with the Restricted Stock Units other than as set forth in the Plan and at a time when applicable laws, Company policies or an agreement between the Company and its underwriters do not prohibit a sale.

7.             Taxes.  The Employee (and not the Company or any Affiliate) shall be responsible for the Employee’s federal, state, local or foreign tax liability and any of the Employee’s other tax consequences that may arise as a result of the transactions contemplated by this Agreement.  The Employee shall rely solely on the determinations of the Employee’s own tax advisors or the Employee’s own determinations, and not on any statements or representations by the Company or any of its agents, with regard to all such tax matters.  To the extent that the receipt, vesting or settlement of the Restricted Stock Units, or other event, results in income to the Employee for federal, state or local income tax purposes, the Employee shall deliver to the

Company or its Affiliate at the time the Company or its Affiliate is obligated to withhold taxes in connection with such receipt, vesting, settlement or other event, as the case may be, such amount as the Company or its Affiliate requires to meet its withholding obligation under applicable tax laws or regulations, and if the Employee fails to do so, the Company shall not be obligated to deliver any shares of Common Stock to the Employee and shall have the right and authority to deduct or withhold from other compensation payable to the Employee an amount sufficient to satisfy its withholding obligations.

8.             Incorporation by Reference.  The terms of the Plan to the extent not stated herein are expressly incorporated herein by reference and in the event of any conflict between this Agreement and the Plan, the terms of the Plan shall govern, control and supersede over the provisions of this Agreement.  Capitalized terms used in this Agreement and not defined shall have the meanings given in the Plan.

9.             Confidentiality.

(a)           Acknowledgment of Confidentiality.  The Employee acknowledges that the information, observations, data, and Trade Secrets, including, without limitation, protected health information, as defined by the Health Insurance Portability and Accountability Act of 1996, as amended (“PHI”) (collectively, “Confidential Information”) concerning the business or affairs of the Company to be obtained by the Employee during the course of his or her employment with the Company and its Affiliates are the property of the Company.  The Employee agrees that the Employee will not disclose to any unauthorized person or entity or use for the Employee’s own account any of such Confidential Information without the written consent of the Chairman or President of the Company, unless and to the extent that the aforementioned matters become generally known to and available for use by the public other than as a result of the Employee’s acts or omissions to act or become known to the Employee lawfully outside the scope of the Employee’s employment with the Company or its Affiliates.  The Employee agrees to preserve for the Company’s exclusive use and deliver to the Company at the termination of the Employee’s employment, or at any other time the Company may request, all equipment and property of the Company and its Affiliates, including PHI (including, without limitation, tools, computers, mobile communication devices, and furniture) and all memoranda, data, notes, plans, records, reports, and other documents, whether in electronic, written, or other form (and copies thereof), relating to the business of the Company or its Affiliates which the Employee may then possess or have under the Employee’s control.  Following the delivery of all such items to the Company, the Employee shall delete all remaining copies or images of such items from every mode of storage media, including cloud storage, with respect to which the Employee has access or control. “Trade Secret” shall mean information, including a formula, pattern, compilation, program, device, method, technique, process, financial data, or list of actual or potential customers or suppliers that (i) derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use, and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

(b)           Limits on Confidentiality Requirements.

i.      Nothing in this Agreement is intended to discourage or restrict the Employee from communicating with, or making a report with, any governmental authority regarding a good faith belief of any violations of law or regulations based on information that the Employee acquired through lawful means in the course of the Employee’s employment, including such disclosures protected or required by any whistleblower law or regulation of the Securities and Exchange Commission, the Department of Labor, or any other appropriate governmental authority.

ii.     Nothing in this Agreement is intended to discourage or restrict The Employee from reporting any theft of Trade Secrets pursuant to the Defend Trade Secrets Act of 2016 (the “DTSA”) or other applicable state or federal law.  The DTSA prohibits retaliation against an employee because of whistleblower activity in connection with the disclosure of Trade Secrets, so long as any such disclosure is made either (I) in confidence to an attorney or a federal, state, or local government official and solely to report or investigate a suspected violation of the law, or (II) under seal in a complaint or other document filed in a lawsuit or other proceeding.

If the Employee believes that any employee or any third party has misappropriated or improperly used or disclosed Trade Secrets or Confidential Information, the Employee should report such activity through the Company’s Open Door Policy (as provided in the Employee Handbook) or Compliance Hotline.  This Agreement is in addition to and not in lieu of any obligations to protect the Company’s Trade Secrets and Confidential Information pursuant to any employment agreement, non-compete agreement, non-solicitation agreement, confidentiality agreement, the Employee Handbook, and the Code of Business Conduct and Ethics for Directors and Employees.  Nothing in this Agreement shall limit, curtail, or diminish the Company’s or its Affiliates’ statutory rights under the DTSA, any applicable state law regarding trade secrets or common law.

10.          Entire Agreement.  The Plan and this Agreement constitute the entire understanding of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements of the Company and Employee with respect to the subject matter hereof.  Employee expressly warrants that Employee is not accepting this Agreement in reliance on any promises, representations, or inducements other than those contained herein.

BY SIGNING BELOW AND ACCEPTING THIS AGREEMENT, YOU AGREE TO ALL OF THE TERMS AND CONDITIONS DESCRIBED HEREIN AND IN THE PLAN.

HANGER, INC.

By:
Title:

Recipient